Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following letter was delivered to all personnel of The Body Shop, a subsidiary of Natura Cosméticos S.A., on June 6, 2019:

Hello everyone,

Here I am frantically typing away at 36,000 feet, on my way to JFK airport in New York so I can participate in an important new annual Natura &Co forum – the Board Strategy retreat. Over the next few days, 40+ leaders from across our three companies will meet to review our plans for the next three to five years and to hear new ideas about the things that will be of most importance to our future success as a group. We’ll be hearing about artificial intelligence, the latest thinking in sustainability and developing a more up-to-date understanding of key regions that present growth opportunities. It promises to be a powerful event and the fact that our full Board of Directors will be present, as well as our business leaders, means that we will have rich, provocative conversations to get our thinking as sharp as possible.

Of course one subject that will be discussed in detail will be the potential integration of Avon into the Natura &Co community. This latest acquisition is set to be a game changer for the group. Bringing on board the original company for women – a business that has helped the economic empowerment of women all over the planet for decades – will make us the fourth biggest pure-play beauty group in the world. More than this, we will be able to strengthen our position in important markets and get faster access to strategic markets where we aren’t yet present. It is a bold, confident move for a group that wants to be a role model for a different way of doing business. It’s not a done deal just yet – we still have to wait for regulatory approval, which must be obtained before closing the transaction– and it will take some time before Avon is properly part of the group. However, the transaction has been approved by the Avon board and definitive documentation has also been agreed with them, so we are very hopeful of a successful completion. These are very interesting and exciting times.

Speaking of interesting times, a blog from me wouldn’t be a blog from me unless there was a mention of Brexit! Well, with UK Prime Minister Theresa May’s resignation, we don’t seem to have progressed much further. The mood in the UK and with our (soon to be former?) partners in Europe seems to be one of exasperation. We still don’t really know what is going to happen and the 13 (so far) Conservative candidates for leadership don’t seem to have much of a plan either. The recent UK elections for the European parliament saw the highest number of votes cast for the Remain parties, even if that didn’t translate to seats in parliament. We seem to be seeing a change in the political order all over Europe, not just in the UK. In France the traditionally strong centre-right and centre-left parties are nowhere today. It’s not hard to imagine that happening in the UK. Even German Chancellor Angela Merkel is seeing her coalition unravelling.

Still, we human beings are resourceful creatures and I’m an optimist at heart. We will find a way through and common (and good) sense will hopefully prevail. The Body Shop has had a low political profile for a number of years, which is understandable in any company with a broad base of customers around the world. When we take a position on anything we risk upsetting people somewhere and, as we have stores on the ground in so many countries, we don’t want our stores and the folks who work in them to be any kind of focus for negative behaviours. As a business there are things we can legitimately take a position on and many more things that we shouldn’t – whatever the personal views of our directors. This was an important rationale for doing the work on discovering our purpose [https://thebodyshop.sharepoint.com/Pages/Our Purpose/Our-Purpose.aspx]. Now we know why we are here, we can be clearer about the subjects where we want our voice to be heard and where our point of view can and should be expressed.

This point was further emphasised at a recent ‘Lunch and Listen’ that I hosted with Louise Wilson in East Croydon. We had a great discussion with a group of thoughtful members of The Body Shop community and one of the big questions we heard was “We do so much great stuff… why don’t we tell anyone?”. It’s an important point. I don’t think I have ever known a company that tries so hard ‘behind the scenes’ to do the right thing and then never talks about it to the outside world. It’s a big focus of the communications team as we look ahead. But it’s not only a communication challenge. In some cases we are working hard on things that have a low impact – on people, plant and profit – and we need to make sure that our resources and energy are pointed at things that really make a difference to the world as a whole and to us here at The Body Shop. More to do here and we’ll keep you posted.

We’ve talked in the past about how 2018 was foundational and 2019 is a year of showing what we are about. We’ve dipped our toes into the water with a fresh approach to Shea and our new campaign to highlight our plastics for change [http://www.plasticsforchange.org/] programme. It’s really important that we find fresh, creative ways to talk about these new things in stores and online and challenge ourselves to think differently about how we get these messages across. Anita Roddick always used to say “be different” – great advice. We need to collaborate more and constructively challenge ourselves to do great work and to make sure our voice gets heard. Facebook co-founder Mark Zuckerburg talks about “good enough is done” – if you have the world’s biggest social media platform then maybe it is. For us however – trying to get noticed again – only great work will be good enough. The exciting thing is that everyone can and should help – all ideas are very welcome.

There’s some work in progress with our communication agency partners that is going to help us take a big step in bringing our purpose to life for the outside world – it’s really great stuff and I’m looking forward to sharing it with you soon. There are two other things that are very much on my mind right now: firstly, how we develop our talented people in the TBS community and strengthen the capability of our cohort of leaders. Secondly, I also want to have a deeper conversation with you on plastic and our position on this material. I’ll be back in touch soon!

All the best,

David

Note: Any communications related to Natura &Co and Avon are required to carry the following legal disclaimer:  https://naturaeco.com/disclaimer.pdf

Ask David

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.